Filed pursuant to Rule 424(b)(3)
File No. 333-286873 and 333-268405
TPG TWIN BROOK CAPITAL INCOME FUND
SUPPLEMENT NO. 3 DATED OCTOBER 17, 2025
TO THE PROSPECTUS DATED APRIL 30, 2025

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of TPG Twin Brook Capital Income Fund (“we,” “us,” “our,” or the “Fund”), dated April 30, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is:

•to update the Prospectus.

Updates to Prospectus

The following replaces the paragraphs under “Can I request that my shares be repurchased?” in the “Prospectus Summary” section of the Prospectus:

Yes, subject to limitations. We have commenced a share repurchase program pursuant to which, at the discretion of our Board of Trustees, we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the calendar quarter prior to the quarter for which the repurchase commenced. For the avoidance of doubt, such target amount is assessed each calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program (including to offer to purchase fewer shares) at any time if it deems such action to be in our best interest and the best interest of our shareholders. For example, in accordance with our Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. As a result, share repurchases may not be available each quarter or may be available in an amount less than 5% of our Common Shares outstanding. Following any such suspension, the Board of Trustees will reinstate the share repurchase program when appropriate and subject to its fiduciary duty to the Fund and shareholders. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of a tender offer will be retired and thereafter will be authorized and unissued shares. The payment of tendered shares in any repurchase offer will be made promptly after the determination of the relevant NAV per share is finalized.

Under our share repurchase program, to the extent we offer to repurchase shares, we expect to repurchase shares pursuant to tender offers on or around the last business day of a month (the “Repurchase Date”) using a purchase price equal to the NAV per share as of the last calendar day of the prior month, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (the “Early Repurchase Deduction”). See “Share Repurchase Program.”

The following paragraph under the “Investment Objectives and Strategies” section of the Prospectus is removed in its entirety:

We have implemented a share repurchase program to allow shareholders to tender their Common Shares on a quarterly basis at a price per share expected to reflect NAV per share and intend to repurchase up to 5% of Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the calendar quarter prior to the quarter for which the repurchase commenced. Any such share repurchase offer will be at the discretion of the Board to conduct and will be effected in accordance with applicable law. The Board of Trustees may amend or suspend the share repurchase program (including to offer to purchase fewer shares) at any time if it deems such action to be in the Fund’s best interest and the best interest of its shareholders.

The following replaces the tenth paragraph under the “Share Repurchase Program” section of the Prospectus:

Repurchases of shares from shareholders by the Fund will be paid in cash promptly after the determination of the relevant NAV per share is finalized. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.